PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6982)

June 6, 2011

H. Roger Schwall

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Verde Resources, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 5, 2011

File No. 333-170935

Dear Mr. Schwall:

This letter is in response to your comment letter dated May 27, 2011, with regard to the Form S-1 filing of Verde Resources, Inc., a Nevada corporation (“Verde” or the "Company") filed on May 5, 2011.  Responses to each comment have been keyed to your comment letter.

General

1.

All relevant updates have been made, including information pertaining to the May 17, 2011, payment.

2.

Information pertaining to the verbal agreement with the officers has been updated to more uniformly reflect the verbal agreement.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

June 6, 2011

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Verde in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs